

03 MAY 19 AM 7:21

SUPPL

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

03050598

Date, 09. May 2003

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of May 08, 2003 concerning " WashTec announces results for 2002

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999.*

Sincerely,

WashTec AG
(secretary)

Christine Baisley

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821/5584-0 | Vorstand: Johannes Kehr (Sprecher)
Sabine Decker | Bankverbindung: Deutsche Bank Augsburg
BLZ: 720 700 01

Ad hoc GJ 2002

WashTec announces results for 2002:

- ***Sales below expectations***
- ***Result weighed down by one-time effects***
- ***Comprehensive restructuring in 2003***

Augsburg, May 8, 2003 – WashTec AG's business in the past year was clearly impacted by the weak economic environment. Sales declined by 8.1% to EUR 235.5 million (2001: EUR 256.2 million), while aggregate operating performance, at EUR 238.0 million, was down 9.3% on the previous year's EUR 262.5 million. In addition to the decline in 2002 sales, the result was also impacted by one-time effects of EUR 11.0 million. Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to EUR 5.5 million, compared to EUR 25.0 million in 2001. After depreciation and amortization of EUR 13.0 million (2001: EUR 11.5 million), earnings before taxes amounted to EUR -7.5 million (2001: EUR 13.5 million). Earnings before taxes stood at EUR -16.1 million (2001: EUR 4.3 million). Despite the negative result, liquid funds rose from EUR 3.8 million (2001) to EUR 4.9 million (2002), while the operating cash flow increased from EUR 6.5 million (2001) to EUR 21.0 million (2002).

in EUR m	*2002*	*2001*
Sales	*235.5*	*256.2*
EBITDA	*5.5*	*25.0*
EBIT	*-7.5*	*13.5*
EBT	*-16.1*	*4.3*
Earnings after taxes	*-14.1*	*1.6*
Earnings per share in EUR	*-1.85*	*0.21*

Fiscal 2003 will be marked by the announced restructuring activities and the continued weakness of the market. Overall, the Executive Board expects sales to decline slightly against FY 2002. The first effects of the restructuring will make themselves felt before the end of the year. In view of the restructuring expenses that will be incurred in FY 2003, the turnaround is expected for 2004.